July 18, 2008

Via: Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Sandy Eisen, Mr. George Schuler and Mr. Brad Skinner

Re:	Pacific Rim Mining Corp.
Response Letter to SEC Comment Letter dated June 5, 2008

Ladies and Gentlemen:

Pacific Rim Mining Corp. (the “Company”) respectfully submits this response to comments dated June 5, 2008 made by the Securities and Exchange Commission (the “Commission”) in following up the Company’s May 13, 2008 response to the Commission’s April 30, 2008 letter relating to the Company’s annual report on Form 40-F (“the Filing”) for the fiscal year ended April 30, 2007. We have reproduced the Commissions comments in this letter and include our responses thereto.

Disclosure Controls and Procedures and Management’s Report on Internal Control over Financial Reporting:

1. SEC Comment
Your response to prior comment number 1 from our letter dated April 30, 2008 indicates, in part, that the restatements disclosed in notes 15 and 17 of the financial statements were identified during the year-end process. Explain to us in reasonable detail, the specific timing and circumstances under which the restatements were identified. As part of your response, describe the roles and job functions of the individuals who identified the restatements. Include sufficient detail to support your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective as of April 30, 2007.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Our Response

The April 30, 2007 year-end was the first year-end for the current CFO of the Company, whose employment commenced on August 28, 2006. Additionally the April 30, 2007 year-end was the first year-end for auditors PricewaterhouseCoopers LLP (“PwC”), who replaced Staley Okada Partners by virtue of PwC’s acquisition of Staley Okada & Partners effective July 1, 2006.

The errors in accounting for asset retirement obligations and pension obligations were initially identified by PwC as part of their year-end audit process. These matters were identified at an early stage in the audit process. The Company’s control procedures in respect of these items include, but are not limited to, the following:

a.	Journal entries and related supporting schedules are reviewed and approved by management;
b.	Accounting for non-recurring transactions are reviewed and approved by management;
c.	Consolidated financial statements are reviewed and approved by the CFO ;
d.	A checklist of entries is reviewed and completed at each period-end;
e.

The makeup of the Board of Directors, including the Audit Committee, of the Company is independent from management and includes directors with the appropriate expertise, including at least one member who is financially sophisticated; and,

f.

The Company employs or otherwise retains individuals responsible for financial reporting with the appropriate competence, training and experience necessary for their assigned level of responsibility and the nature and complexity of the Company’s business.

The errors identified related to all periods presented in the April 30, 2007 financial statements. Management concluded that these items were not material to the financial statements taken as a whole based on the following considerations:

a.	Quantitatively, the impact of the adjustments for the years April 30, 2006 and 2005 were less than 5% of income before discontinued operations respectively.
b.	The adjustments largely related to years prior to 2005 and were therefore primarily balance sheet reclassifications.
c.

The adjustments related to non-cash items and therefore had no impact on the Company’s cash position and cash flows as previously reported. As an exploration company, cash flows to fund exploration and development activities are critical to the evaluation of a Company’s financial position.

d.	As an exploration and development company, the valuation of the Company is primarily based on its exploration project assets, rather than as a function of its financial results.
e.	The misstatement has no impact on the compensation of the Company’s management ;

Management elected to correct the errors and restate the April 30, 2005 and 2006 balances to ensure consistency and comparability of information included in the financial statements. In accordance with Statement of Financial Accounting Standards No. 154 (“FAS 154”), full disclosure of the restatements of the April 30, 2005 and 2006 financial statements for errors in the accounting for pension obligations and asset retirement obligations was made in Note 15 of the Company’s financial statements for the year-end April 30, 2007. Management noted that although the provisions of FAS 154 need not be applied to immaterial items, they did not

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com preclude the application of the guidance to immaterial items. The restatement and the implications of the restatement on the Company’s internal controls over financial reporting were discussed, as reflect in the minutes, at the year-end Audit Committee meeting.

The decision to restate the financial statements for these known errors was discussed with the auditors. PwC was present at the year-end meeting when the restatement was discussed with Audit Committee and accepted management’s position regarding the decision to restate the financial statements.

During the year ended April 30, 2007, the Company documented all of its material processes, the key controls within each process and carried out testing to verify the effectiveness of those controls. Based on the results of the controls testing, the Company concluded that there were no material weaknesses in internal controls over financial reporting as of April 30, 2007. PwC did not opine on the Company’s internal controls over financial reporting as of April 30, 2007.

The Company does not consider the restatement to be indicative of a material weakness as, in the Company’s judgement, the adjustments required to correct these items were not material.

2. SEC Comment
Your response to prior comment number 1 also indicates, in part, that your internal controls over financial reporting were not operating effectively at April 30, 2006 and 2005. In view of this, it appears that either there would have been changes in your internal controls over financial reporting requiring reporting under General Instruction B.c.e of Form 40-F, or you would have concluded that your internal controls over financial reporting were not effective as of April 30, 2007. In this regard, please note that an assessment of the effectiveness of internal controls over financial reporting requires consideration of the design and operation of the internal controls over financial reporting.

Our Response

Our initial response indicated that the Company’s internal controls over financial reporting were not operating effectively at April 30, 2005 and 2006. As no material changes were made to the Company’s internal controls over financial reporting prior to April 30, 2007 and no material weaknesses were identified in the Company’s internal controls over financial reporting as of April 30, 2007 the Company made no such disclosures.

The Company acknowledges and agrees that an assessment of the effectiveness of internal controls over financial reporting requires consideration of the design and operation of the internal controls over financial reporting.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

3. Our Response SEC Comment - Other
The Company hereby acknowledges that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
(ii)	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
(iii)	The company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If you have any questions or concerns regarding this response letter, please contact our legal counsel, Kenneth G. Sam, Dorsey & Whitney LLP at (303) 629-3445.

Very truly yours,
PACIFIC RIM MINING CORP.

“April Hashimoto”

April Hashimoto
Chief Financial Officer

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com